UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Perpetual Energy Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Perpetual Energy Inc.

(Name of Person(s) Furnishing Form)

8.75% Senior Unsecured Notes Due 2018

8.75% Senior Unsecured Notes Due 2019

(Title of Class of Subject Securities)

714270AE5 (2018 Debentures)

714270AD7 (US CUSIP for 2018 Debentures)

714270AG0 (2019 Debentures)

(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.

1420 Fifth Avenue

Suite 3400

Seattle, Washington 98101

Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 12, 2016

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

●	Note Exchange Proposal (the “Proposal”)
●	Letter of Transmittal

Item 2.	Informational Legends

See page 2 of the Proposal.

IMPORTANT DEADLINE AND IMMEDIATE ACTION REQUIRED

This Note Exchange Proposal is open for acceptance until 5:00 p.m. (Toronto time) on December 23, 2016. Please give this Note Exchange Proposal your careful consideration and, if you require assistance, consult your investment, legal, financial, tax or other professional advisors. If you have any questions or require more information, please contact Scotia Capital Inc., Kingsdale Shareholder Services or Computershare Investor Services Inc. using the information provided on the back cover.

NOTE EXCHANGE PROPOSAL

8.75% SENIOR UNSECURED NOTES DUE MARCH 15, 2018

AND

8.75% SENIOR UNSECURED NOTES DUE JULY 23, 2019

FOR

8.75% SENIOR UNSECURED NOTES DUE DECEMBER 23, 2021

TO:

The holders of (i) 8.75% senior unsecured notes of Perpetual Energy Inc. (“Perpetual”) due March 15, 2018 (the “2018 Senior Notes”) and (ii) 8.75% senior unsecured notes of Perpetual due July 23, 2019 (the “2019 Senior Notes”) (together, the “Holders” or “Noteholders” and the 2018 Senior Notes and 2019 Senior Notes are together, the “Existing Senior Notes”)

AND TO:	Computershare Trust Company of Canada (the “Note Trustee”)

AND TO:	Computershare Investor Services Inc. (the “Depositary”)

AND TO:	CDS Clearing and Depository Services Inc. (“CDS”)

RE:

2018 Senior Notes issued pursuant to the trust indenture dated March 15, 2011 and 2019 Senior Notes issued pursuant to the trust indenture dated July 23, 2014 (together, the “Base Indenture”) as amended and supplemented by the supplemental trust indentures each dated December 9, 2016 (together, the “Supplemental Indenture”) (the Base Indenture and the Supplemental Indenture are together, the “Existing Indenture”)

Perpetual is providing Holders with the option to exchange their Existing Senior Notes for new 8.75% senior unsecured notes of Perpetual due December 23, 2021 (being five years from the Expiry Date (as defined below)) (the “Exchange Senior Notes”) and an increased annual interest rate for the first year, and only for the first year, that the Exchange Senior Notes are outstanding (the “Note Exchange Proposal”) in accordance with the terms of the exchange right contained in the Supplemental Indenture (the “Note Exchange Right”). The Note Exchange Right provides that Holders are entitled, at their election, to participate in the Note Exchange Proposal and thereby exchange all or any portion of their Existing Senior Notes for Exchange Senior Notes. The Note Exchange Right was added to the Existing Indenture by way of the Supplemental Indenture by Perpetual and the Note Trustee for the purpose of facilitating the Note Exchange Proposal. The Note Exchange Proposal is open for acceptance until 5:00 p.m. (Toronto time) on December 23, 2016 and, accordingly, immediate action is required.

The Sole Dealer Manager and Solicitation Agent for the Note Exchange Proposal is:	The Information Agent for the Note Exchange Proposal is:

The Depositary for the Note Exchange Proposal is:

NOTICE TO UNITED STATES NOTEHOLDERS

This Note Exchange Proposal is made in respect of securities of a Canadian company. The Note Exchange Proposal is subject to Canadian disclosure requirements that are different from those of the United States. Any financial statements and other financial information included or incorporated by reference into this document have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and are therefore not comparable in all respects to financial statements and other financial information of United States companies.

The enforcement by Holders in the United States of civil liabilities under United States securities laws may be affected adversely by the fact that Perpetual is organized under the laws of Alberta, Canada, that all or a majority of its executive officers and directors are residents of countries other than the United States, that any experts named in this document are residents of countries other than the United States, and that all or most of the assets of Perpetual and such persons are located outside the United States. You may not be able to sue Perpetual or its officers or directors in a foreign court for violations of United States securities laws, and it may be difficult to compel Perpetual and its affiliates to subject themselves to a United States court’s judgment.

Holders should be aware that participation in the Note Exchange Proposal and the acquisition and holding of Exchange Senior Notes may have tax consequences both in the United States and in Canada. The consequences for Holders who are resident in, or citizens of, the United States are not described in this document. Holders are advised to consult their tax advisors to determine the particular tax consequences to them of receiving participating in the Note Exchange Proposal and of acquiring and holding Exchange Senior Notes.

Holders should be aware that Perpetual may purchase Existing Senior Notes otherwise than under the Note Exchange Proposal, such as in open market or privately negotiated purchases.

The Exchange Senior Notes will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended (the “1933 Act”), to the same extent and proportion that the Existing Senior Notes held by Holders are restricted securities. Restricted securities may be offered, sold, pledged or otherwise transferred, directly or indirectly, only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws.

No Exchange Senior Notes will be delivered in the United States or to, or for the account or for the benefit of, a “U.S. person” (as such term is defined in Regulation S under the 1933 Act) or a person in the United States, unless Perpetual is satisfied that the Exchange Senior Notes may be delivered to such persons without further action by Perpetual or on a basis otherwise determined acceptable to Perpetual in its sole discretion.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Details of the Note Exchange Proposal

Holders who elect to participate in the Note Exchange Proposal will receive $1,000 principal amount of Exchange Senior Notes having an increased annual interest rate for the first year, and only the first year, that the Exchange Senior Notes are outstanding, of 9.75% instead of 8.75%, which is equal to the equivalent of $10 per $1,000 principal amount of Existing Senior Notes for each $1,000 principal amount of Existing Senior Notes properly tendered to the Note Exchange Proposal prior to the Expiry Time (as defined below) on the Expiry Date (as defined below). There is currently outstanding $36,013,000 aggregate principal amount of 2018 Senior Notes and $24,560,000 aggregate principal amount of 2019 Senior Notes. Assuming all outstanding Existing Senior Notes are properly tendered to the Note Exchange Proposal there will be no Existing Senior Notes outstanding and $60,573,000 aggregate principal amount of Exchange Senior Notes outstanding upon completion of the Note Exchange Proposal.

Holders of Existing Senior Notes who accept and validly tender their Existing Senior Notes to the Note Exchange Proposal will also receive accrued and unpaid interest outstanding up to, but excluding, the Expiry Date. In particular, holders of 2018 Senior Notes who tender their 2018 Senior Notes to the Note Exchange Proposal will receive $23.73 per $1,000 principal amount of 2018 Senior Notes in cash and holders of 2019 Senior Notes who tender their 2019 Senior Notes to the Note Exchange Proposal will receive $36.68 per $1,000 principal amount of 2019 Senior Notes in cash, in each case representing all accrued and unpaid interest outstanding up to, but excluding, the Expiry Date of December 23, 2016. Assuming the Note Exchange Proposal is not extended, the Exchange Senior Notes will be issued as of December 23, 2016, the maturity date for the Exchange Senior Notes will be December 23, 2021 and the semi-annual interest payment dates will be June 23 and December 23 in each year, with the first interest payment date being June 23, 2017.

The Note Exchange Proposal is open for acceptance by Holders until 5:00 p.m. (Toronto time) (the “Expiry Time”) on December 23, 2016 or such later time and date on which the Note Exchange Proposal may be extended by Perpetual (the “Expiry Date”).

The terms of the Exchange Senior Notes will be the same as the Existing Senior Notes other than the differences set forth below which relate solely to the fact that the Exchange Senior Notes differ from the Existing Senior Notes by having a longer maturity of five years from the Expiry Date and an increased annual interest rate for the first year that the Exchange Senior Notes are outstanding:

(a)	the “Maturity Date” for the Exchange Senior Notes will be December 23, 2021, being five years from the Expiry Date (the “New Maturity Date”);

(b)	the “Interest Payment Dates” will be June 23 and December 23 of each year that the Exchange Senior Notes are outstanding, commencing on June 23, 2017 (the “New Interest Payment Date”);

(c)

an increased annual interest rate for the first year, and only the first year, that the Exchange Senior Notes are outstanding, of 9.75% instead of 8.75% or the equivalent of $10 per $1,000 principal amount of Existing Senior Notes; and

(d)	the “Optional Redemption” provisions will provide for the following (the “New Optional Redemption Provisions”):

At any time prior to December 23, 2018, Perpetual may on any one or more occasions redeem all or a part of the Exchange Senior Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Exchange Senior Notes redeemed, plus the Applicable Premium (as such term is defined in the Base Indenture), and accrued and unpaid interest, if any, to the date of redemption. At any time prior to December 23, 2018, Perpetual may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of Exchange Senior Notes (including any additional Exchange Senior Notes) originally issued prior to the redemption date under the New Indenture (as defined below), upon not less than 30 nor more than 60 days’ notice, at a redemption price of 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings (as such term is defined in the Base Indenture); provided that: at least 65% of the aggregate principal amount of Exchange Senior Notes (including any additional Exchange Senior Notes) originally issued under the New Indenture remains outstanding immediately after the occurrence of such redemption (excluding Exchange Senior Notes held by Perpetual and its Subsidiaries); and each such redemption occurs within 180 days of the date of the closing of the related Equity Offering. Except pursuant to the preceding paragraphs, the Exchange Senior Notes will not be redeemable at Perpetual’s option prior to December 23, 2018. On or after December 23, 2018, Perpetual may, on any one or more occasions, redeem all or a part of the Exchange Senior Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Exchange Senior Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 23 of the years indicated below:

Year	Percentage
2018	106.563%
2019	103.281%
2020 and thereafter	100.000%

(the New Maturity Date, New Interest Payment Date and New Optional Redemption Provisions are collectively, the “New Exchange Senior Note Provisions”).

The New Exchange Senior Note Provisions will be incorporated into a separate trust indenture governing the Exchange Senior Notes to be entered into upon completion of the Note Exchange Proposal (the “New Indenture”). The New Indenture will be identical to the Existing Indenture in all material respects other than any related amendments to give effect to the Exchange Senior Notes and the New Exchange Senior Note Provisions. A draft copy of the New Indenture may be obtained upon request at no charge from Perpetual, attention Interim Chief Financial Officer, at (403) 269-4400 or electronically by email at info@perpetualenergyinc.com. Following the completion of the Note Exchange Proposal a copy of the New Indenture will also be available on SEDAR at www.sedar.com.

The completion of the Note Exchange Proposal is conditional upon Noteholders holding in the aggregate at least $20 million aggregate principal amount of the issued and outstanding Existing Senior Notes accepting the Note Exchange Proposal and tendering their Existing Senior Notes prior to the Expiry Time on the Expiry Date (the “Minimum Acceptance Condition”).

Perpetual believes, after reasonable enquiry, that the majority of its directors and officers who hold Existing Senior Notes currently intend to tender to the Note Exchange Proposal in respect of all or a portion of their Existing Senior Notes. The directors and officers of Perpetual, as a group, own approximately $854,000 principal amount of the Existing Senior Notes (approximately $73,000 of 2018 Senior Notes and approximately $781,000 of 2019 Senior Notes). In addition, no insider of Perpetual will receive any direct or indirect benefit from tendering or refusing to tender their Existing Senior Notes to the Note Exchange Proposal, other than the consideration available to any Noteholder who accepts the Note Exchange Proposal.

The Exchange Senior Notes to be received by Noteholders who tender their Existing Senior Notes to the Note Exchange Proposal are anticipated to be freely tradeable in Canada and can be traded by the Holders without any restriction under applicable securities legislation, such as hold periods, subject to satisfying applicable resale provisions under applicable Canadian securities laws.

Perpetual currently intends to repay any 2018 Senior Notes and 2019 Senior Notes not tendered to the Note Exchange Proposal on or prior to their respective maturity dates of March 15, 2018 and July 23, 2019 through proceeds from excess funds flow, asset sales, refinancing or a combination thereof.

Background to the Note Exchange Proposal

Management and the Board of Directors of Perpetual (the “Board”) regularly review and evaluate Perpetual’s financial condition, debt management and strategic options with a view to enhancing securityholder value. As part of this ongoing process, management and the Board considers Perpetual’s long term debt level and capital structure and is mindful as to the maturity of its Existing Senior Notes and its ability and the manner in which to repay them. The Existing Senior Notes, which mature in 2018 and 2019, represent the single largest component of Perpetual’s long-term debt.

The Board has unanimously resolved to proceed with the Note Exchange Proposal following an analysis of material information and relevant considerations including, but not limited to, the recommendation of management as well as anticipated growth opportunities and related capital requirements, capital markets and economic conditions. The Board has also unanimously approved, among other things, the contents of this Note Exchange Proposal and the sending of it to the Noteholders.

Reasons for and Benefits of the Note Exchange Proposal

The Board and management believe that the Note Exchange Proposal enhances Perpetual’s strategy of pursuing long-term value creation for the benefit of its securityholders. The Board believes that the best opportunity for creating value is to invest capital to profitably grow production and that the Note Exchange Proposal will maximize the long-term value of Perpetual’s assets and operations rather than using such capital to retire these obligations. Management and the Board believe that the Note Exchange Proposal provides a number of compelling and strategic benefits to Perpetual, including, without limitation, the expectation that the Note Exchange Proposal would:

●	enhance liquidity beyond the current maturity dates of the Existing Notes to enable Perpetual to pursue strategic growth and value-enhancing opportunities;

●	enable capital to be re-directed towards value maximizing opportunities versus debt retirement;

●	permit Perpetual’s financial performance to be more appropriately valued;

●	better position Perpetual to continue to develop its asset base; and

●	permit Perpetual to capitalize on future external growth opportunities that may materialize.

Upon the successful completion of the Note Exchange Proposal, Noteholders who participate in the Note Exchange Proposal will continue to own a security on substantially the same terms (including the 8.75% coupon rate) as the Existing Senior Notes with the additional benefit of having a longer maturity and an increased annual interest rate for the first year, and only the first year, that the Exchange Senior Notes are outstanding without incurring any additional transaction costs. In addition, in the event that a significant amount of the outstanding aggregate principal amount of the Existing Senior Notes are properly tendered to the Note Exchange Proposal, holders of the Exchange Senior Notes are anticipated to benefit from improved liquidity in the market for Exchange Senior Notes, which is typically associated with a larger overall issued and outstanding principal amount.

The Board has not made any recommendations with respect to whether Holders should accept the Note Exchange Proposal. Each Holder must decide whether to accept the Note Exchange Proposal. Noteholders are urged to evaluate carefully all information regarding the Existing Senior Notes and the Exchange Senior Notes and to consult their own investment, legal, tax and other professional advisors and to make their own decision whether to accept the Note Exchange Proposal.

Dealer Manager, Solicitation Agent, Information Agent and Depositary

Scotia Capital Inc. (“Scotia”) has been engaged to act as sole dealer manager and solicitation agent in connection with the Note Exchange Proposal. In such capacity, Scotia may contact Holders regarding the Note Exchange Proposal and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Note Exchange Proposal and related materials to beneficial Noteholders.

Scotia and its affiliates have provided and will continue to provide investment banking, commercial banking and financial advisory services to Perpetual and its affiliates, for which they may receive customary fees and commissions. At any given time, Scotia may trade the Existing Senior Notes for its own account or for the accounts of customers and, accordingly, may hold a long or short position in the Existing Notes.

Kingsdale Shareholders Services has been appointed the Information Agent for Note Exchange Proposal.

Computershare Investor Services Inc. has been appointed as depositary for the Note Exchange Proposal.

None of Scotia, Kingsdale Shareholder Services or Computershare Investor Services Inc., assumes any responsibility for the accuracy or completeness of the information concerning Perpetual, its affiliates, the Existing Senior Notes or the Exchange Senior Notes contained in this Note Exchange Proposal (including information that is incorporated by reference) and other related documents or for any failure by Perpetual to disclose events that may have occurred and may affect the significance or accuracy of such information.

Perpetual has agreed to indemnify Scotia, Kingsdale Shareholder Services and Computershare Investor Services Inc. against certain liabilities in certain instances.

Procedure for Tendering Existing Senior Notes to the Note Exchange Proposal

This Note Exchange Proposal is open for acceptance until the Expiry Time on the Expiry Date.

As the Existing Senior Notes are issued as “Book-Entry Only Notes” and each of the 2018 Senior Notes and 2019 Senior Notes are registered in the name of CDS & Co., the nominee of CDS, any and all transfers of the Existing Senior Notes will be made only through the depository service of CDS or through a participant in the depository service of CDS.

Noteholders who decide to accept the Note Exchange Proposal can only do so by tendering their Existing Senior Notes by following the procedures for book-based transfers of CDS. The Depositary has established an account at CDS for the purpose of the Note Exchange Proposal. Any participant in CDS may cause CDS to make a book-based transfer of Existing Senior Notes into the Depositary’s account in accordance with CDS procedures for such transfer. In order to properly and validly tender Existing Senior Notes to the Note Exchange Proposal, a confirmation of the book-based transfer of such Existing Senior Notes through CDS’ on-line tendering system into the Depositary’s account at CDS must be received by the Depositary c/o Computershare Investor Services Inc. prior to the Expiry Time on the Expiry Date (the “Tender Break-down Report”), and such Tender Break-down Report must include a record of such deposit of the Noteholder’s tendered Existing Senior Notes. Only the tender of Existing Senior Notes through the CDS book-based transfer system will constitute a valid tender under the Note Exchange Proposal. Holders who tender Existing Senior Notes to the Note Exchange Proposal shall also be deemed to have completed and submitted a letter of transmittal and to have agreed to be bound by the terms thereof. In addition, all tenders of Existing Senior Notes will be irrevocable. CDS will be issuing further instructions directly to participants on tendering such Existing Senior Notes under the Note Exchange Proposal, and will provide information on who to contact at the Depositary and the Information Agent with respect to information on tendering such Existing Senior Notes.

No fee or commission will be payable to Perpetual, the Note Trustee or the Depositary by any Holders that tender their Existing Senior Notes to the Note Exchange Proposal. However, Holders are cautioned to consult their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with the tender of their Existing Senior Notes pursuant to the Note Exchange Proposal.

Partial Tenders

A Holder desiring to accept the Note Exchange Proposal with respect to only a portion of the aggregate principal amount of such Holder’s Existing Senior Notes may do so, provided that the principal amount of Existing Senior Notes which is deposited to the Note Exchange Proposal is in a denomination of $1,000 or an integral multiple thereof, by depositing an Existing Senior Note in the manner described above and indicating the portion of the principal amount thereof that the Holder wishes to deposit to the Note Exchange Proposal. With respect to partial deposits, Perpetual shall, promptly following the completion of the Note Exchange Proposal, issue a new Existing Senior Note to such Holder to evidence the remaining principal amount of the deposited Existing Senior Note retained by the Holder. No tenders that are in a denomination of less than $1,000 will be accepted.

Deemed Agreement

The proper tender of Existing Senior Notes pursuant to the procedures described above will constitute a binding agreement between the tendering Holder and Perpetual, effective as of the Expiry Time on the Expiry Date, upon the terms of the Note Exchange Proposal. The tendering Holder will be bound by a representation and warranty that such Holder has full power and authority to deposit, sell, assign and transfer Existing Senior Notes tendered pursuant to the Note Exchange Proposal and that if such Existing Senior Notes are exchanged by Perpetual for Exchange Senior Notes, Perpetual will acquire good title thereto free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

Conditions of the Note Exchange Proposal

Notwithstanding any other provision of the Note Exchange Proposal, Perpetual shall not be required to accept for exchange, to exchange or to pay for any Existing Senior Notes deposited pursuant to the Note Exchange Proposal (the “Deposited Senior Notes”), and may withdraw, terminate, cancel or amend the Note Exchange Proposal or may postpone taking up and paying for any Deposited Senior Notes if, at any time before the payment of any such Deposited Senior Notes, any of the following events shall have occurred (or shall have been determined by Perpetual to have occurred) which, in Perpetual’s sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Note Exchange Proposal:

(a)	the Minimum Acceptance Condition has not been satisfied;

(b)

Perpetual shall not have obtained or received, on terms satisfactory to Perpetual, in its sole discretion, all regulatory and third party approvals, consents, clearances, waivers, licenses, permits, reviews, orders, rulings, decisions and exemptions that, in Perpetual’s reasonable judgment, are necessary to complete the Note Exchange Proposal;

(c)

there shall have been threatened, instituted or pending any action, suit or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction: (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Note Exchange Proposal, the acceptance for exchange for some or all of the Existing Senior Notes by Perpetual or otherwise directly or indirectly relating in any manner to or affecting the Note Exchange Proposal, or (ii) seeking material damages or that otherwise, in the sole judgment of Perpetual, has or may have a material adverse effect on the Existing Senior Notes or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Perpetual or its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Note Exchange Proposal to Perpetual;

(d)

there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Note Exchange Proposal, Perpetual or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of Perpetual might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (c) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to Perpetual of the Note Exchange Proposal;

(e)

there shall have occurred, developed or come into effect: (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of Perpetual, might affect the extension of credit by banks or other lending institutions, (iv) a significant increase or decrease in the market price of the Existing Senior Notes, common shares of Perpetual since the close of business on December 12, 2016, (v) any material change in short-term or long-term interest rates, (vi) any change in the general political, market, economic or financial conditions that, in the sole judgment of Perpetual, has or may have a material adverse effect on Perpetual’s business, operations or prospects or the trading in, or value of, the Existing Senior Notes or the common shares of Perpetual; (vii) any natural disaster or any acts or terrorism, sabotage, military action, police action or war (whether or not declared) or any escalation or worsening thereof; or (viii) any other calamity or crisis;

(f)

there shall have occurred, developed or come into effect or existence: (i) any event, action, state, condition or major financial occurrence of national or international consequence; or (ii) any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which, in the sole judgment of Perpetual, materially adversely affects or involves the financial markets in Canada, the United States or elsewhere generally including any suspension of trading, or the financial condition, business, operations, assets, affairs or prospects of Perpetual or any of its subsidiaries;

(g)

any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Perpetual or its subsidiaries that, in the sole judgment of Perpetual, has or may have material adverse significance with respect to Perpetual or its subsidiaries taken as a whole;

(h)

any take-over bid or tender or exchange offer with respect to some or all of the securities of Perpetual, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Perpetual or any of its affiliates, other than the Note Exchange Proposal, shall have been proposed, announced or made by any individual or entity other than Perpetual;

(i)

Perpetual shall have determined, in its sole judgment, that there shall exist any prohibition at law against Perpetual making the Note Exchange Proposal or taking up and paying for Deposited Senior Notes; and

(j)

any change or proposed change to the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”), any other applicable tax legislation or the interpretation of the provisions of the Tax Act or such other legislation that, in the sole judgment of Perpetual, is or would be detrimental to Perpetual or any of its subsidiaries or any of their conditions (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations, or prospects.

Any waiver of a condition or the withdrawal of the Note Exchange Proposal by Perpetual shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Perpetual, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Note Exchange Proposal, shall forthwith thereafter make a public announcement of such waiver or withdrawal. If the Note Exchange Proposal is withdrawn, Perpetual shall not be obligated to issue or exchange any Existing Senior Notes deposited under the Note Exchange Proposal, and the Depositary will return Deposited Senior Notes and any related documents to the parties by whom they were deposited.

The foregoing conditions are for the sole benefit of Perpetual and may be asserted by Perpetual in its sole discretion regardless of the circumstances (including any action or inaction by Perpetual) giving rise to any such conditions, or may be waived by Perpetual, in its sole discretion, in whole or in part at any time.

The failure by Perpetual at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to the particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Perpetual concerning the events described in this section shall be final and binding on all parties.

Cancellation of Existing Senior Notes

Subject to the provisions above related to partial tenders of Existing Senior Notes, all Existing Senior Notes exchanged by Perpetual pursuant to the Note Exchange Proposal shall forthwith be cancelled by the Depositary and no Existing Senior Notes shall be issued in substitution therefor.

Extension of the Note Exchange Proposal

Perpetual expressly reserves the right, in its sole discretion, at any time, to extend the Expiry Date by giving written or oral notice (to be confirmed in writing) of such extension to the Note Trustee c/o Computershare Trust Company of Canada and the Depositary c/o Computershare Investor Services Inc. at its principal office in Calgary, Alberta, and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of such notice to all Holders. Promptly after giving notice of an extension to the Depositary, Perpetual will make a public announcement of the extension. Where a notice of extension is given to the Depositary on or about the then current Expiry Date, Perpetual will publicly announce such extension by no later than 9:00 a.m. (Toronto time) on the day immediately following the prior Expiry Date. Any notice of extension will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary c/o Computershare Investor Services Inc. at its principal office in Calgary, Alberta.

Holders Who Do Not Tender Their Existing Senior Notes

Existing Senior Notes held by Holders who do not accept the Note Exchange Proposal will remain outstanding on their existing terms.

Certain Canadian Federal Income Tax Considerations

The following summary fairly describes the principal Canadian federal income tax considerations generally applicable as of the date hereof to a holder who participates in the Note Exchange Proposal and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, deals at arm’s length with, and is not affiliated with, Perpetual. A holder who meets the foregoing requirements is referred to herein as a “Holder”, and this summary only addresses such Holder.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and an understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”). This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted as currently proposed or at all, or that legislative, judicial or administrative changes will not modify or negate the statements expressed in this summary.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Note Exchange Proposal. The income tax consequences of the Note Exchange Proposal may vary according to the status of the Holder, the jurisdiction in which the Holder resides or carries on business, and the Holder’s own particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences of the Note Exchange Proposal to any particular Holder is made. All Holders should obtain independent advice from their own tax advisors regarding the tax considerations to them of the Note Exchange Proposal having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be a resident of Canada and who holds and will hold his or her Existing Senior Notes and Exchange Senior Notes acquired under the Note Exchange Proposal as capital property (a “Resident Holder”). Existing Senior Notes and Exchange Senior Notes will generally be considered to be capital property of a Resident Holder provided such Resident Holder does not use or hold and is not deemed to use or hold such securities in the course of carrying on a business or in an adventure in the nature of trade. Certain Resident Holders for whom Existing Senior Notes or Exchange Senior Notes would not otherwise qualify as capital property may, in certain circumstances, be entitled to have these securities and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders whose Existing Senior Notes or Exchange Senior Notes might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. This summary does not apply to a Resident Holder: (a) that is a financial institution for purposes of the mark to market rules in the Tax Act; (b) that is a specified financial institution for purposes of the Tax Act; (c) an interest in which would be a tax shelter investment within the meaning of the Tax Act; or (d) that has elected under the Tax Act to determine his or her Canadian tax results in a currency other than Canadian currency. Any such Resident Holders should contact their own tax advisors with respect to the tax consequences of the Note Exchange Proposal to them.

Exchange of Existing Senior Notes into Exchange Senior Notes

The exchange by a Resident Holder of Existing Senior Notes for Exchange Senior Notes pursuant to the Note Exchange Proposal (the “Exchange”) should occur on a tax-deferred basis pursuant to section 51.1 of the Tax Act and, as a result, a Resident Holder who participates in the Exchange should be deemed to have: (i) disposed of the Resident Holder’s Existing Senior Notes for proceeds of disposition of, and (ii) acquired Exchange Senior Notes at an aggregate cost equal to, such Resident Holder’s adjusted cost base of the Existing Senior Notes determined immediately before the Exchange. A Resident Holder should not recognize a capital gain (or a capital loss) on the Exchange.

Perpetual will pay accrued and unpaid interest outstanding up to, but excluding, the Expiry Date to holders of Existing Senior Notes that validly tender their Existing Senior Notes to the Note Exchange Proposal. Assuming the Expiry Date is December 23, 2016, Perpetual will pay $23.73 in cash per $1,000 principal amount of the 2018 Senior Notes and $36.68 per $1,000 principal amount of the 2019 Senior Notes to each Resident Holder on the Exchange, in each case representing all accrued interest earned on the Existing Senior Notes up to the Expiry Date under the Note Exchange Proposal. Such interest will be required to be included in computing the Resident Holder’s income in the manner described below under “Interest on Exchange Senior Notes”.

Interest on Exchange Senior Notes

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Exchange Senior Notes that accrues (or is deemed to accrue) to it to the end of the particular taxation year (or if the Resident Holder disposes of the Exchange Senior Notes in the year, that accrues or is deemed to accrue to it from the date of the last interest payment until the time of disposition) or that has become receivable by or is received by the Resident Holder before the end of that taxation year, including on a redemption under the New Optional Redemption Provisions or repayment on maturity, except to the extent that such interest was included in computing the Holder’s income for a preceding taxation year.

Any other Resident Holder of Exchange Senior Notes, including an individual will be required to include in computing income for a taxation year all interest on the Exchange Senior Notes that is received or receivable by such Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), including on redemption or repayment on maturity, except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time an Exchange Senior Note is an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Exchange Senior Note up to the end of any “anniversary day” (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Resident Holder’s income for that year or a preceding year.

Disposition of the Exchange Senior Notes

In general, a disposition or deemed disposition of the Exchange Senior Notes (including redemption or repayment at maturity) will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of accrued interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Exchange Senior Notes to the Resident Holder thereof immediately before the time of disposition. Subject to the detailed rules in the Tax Act, one-half of any such capital gain (a “taxable capital gain”) will be included in computing the Resident Holder’s taxable income and one-half of any such capital loss (an “allowable capital loss”) may be deducted by a Resident Holder against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in any such taxation year, subject to and in accordance with the detailed rules contained in the Tax Act in that regard.

Any premium paid by Perpetual to a Resident Holder as a penalty or bonus because of the redemption of or repurchase by it of Exchange Senior Notes before the maturity thereof (other than in the open market in the manner any such obligation would normally be purchased in the open market by a member of the public) generally will be deemed to be interest (which will be excluded in computing the Resident Holder’s proceeds of disposition of the Exchange Senior Notes) received on the Exchange Senior Notes by the Resident Holder at the time of payment to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of redemption or repurchase of, the interest that, but for the redemption or repurchase, would have been paid or payable by Perpetual on the Exchange Senior Notes for a taxation year of Perpetual ending after the redemption or repurchase. Such interest will be required to be included in computing the Resident Holder’s income in the manner described above under “Interest on Exchange Senior Notes”.

Upon a disposition or deemed disposition of a Exchange Senior Notes, interest accrued thereon to the date of disposition will be included in computing the income of the Resident Holder as described above under “Interest on Exchange Senior Notes”, except to the extent that such amount was included in the Resident Holder’s income for the taxation year or a preceding taxation year, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Exchange Senior Notes.

Any Resident Holder that disposes of its Exchange Senior Notes for consideration equal to fair market value will generally be entitled to deduct in computing income for the year of disposition an amount equal to any interest included in income for that or any preceding year to the extent that no amount was received or became receivable by the Resident Holder in respect of such interest.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 10 2⁄3% on its “aggregate investment income” (as defined in the Tax Act) for the taxation year, including interest income and taxable capital gains.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, (i) is not, and is not deemed to be, resident in Canada, (ii) is entitled to all payments made under the terms of the Existing Senior Notes and the Exchange Senior Notes (including payments of interest and principal), (iii) deals at arm’s length (for the purposes of the Tax Act) with any transferee to whom it disposes of Exchange Senior Notes, (iv) is not, and deals at arm’s length with any person that is, a “specified shareholder” (as defined for the purposes of the thin-capitalization rules in the Tax Act) of Perpetual, and (v) does not use or hold (and is not deemed to use or hold) its Existing Senior Notes and the Exchange Senior Notes (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

Pursuant to the Tax Act, interest paid or credited, or deemed to be paid or credited by, Perpetual on the Existing Senior Notes or Exchange Senior Notes, as the case may be, to a Non-Resident Holder will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable pursuant to the Tax Act by a Non-Resident Holder in respect of the acquisition, ownership or disposition of the Existing Senior Notes or Exchange Senior Notes including as a result of the Exchange.

Credit Ratings

Perpetual expects that the Exchange Senior Notes will be assigned ratings of CC by Standard and Poor’s Rating Services, a division of McGraw-Hill Companies (Canada) Corporation (“S&P”) and Caa3 by Moody’s Investors Service, Inc. (“Moody’s”) upon completion of the Note Exchange Proposal, which ratings are consistent with the current ratings of the Existing Senior Notes.

S&P and Moody’s provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P has assigned Perpetual a corporate credit rating of CCC, negative outlook and a credit rating of CC on the Existing Senior Notes. An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default. The ratings from AA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major rating categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody’s credit ratings are on a long-term debt rating scale that ranges from AAA to C, which represents the range from highest to lowest quality of such securities rated. Moody’s has assigned Perpetual a corporate family rating of Caa2, negative outlook, and a credit rating of Caa3, negative outlook on the Existing Senior Notes. According to the Moody’s rating system, securities rated “Caa” are judged to be of poor standing and are subject to very high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category. In addition, Moody’s may add a rating outlook of “positive”, “negative” or “stable”, which assess the likely direction of an issuer’s rating over the medium term.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A rating can be revised, suspended or withdrawn at any time by the rating agency. Potential investors should consult the rating agency should they require more information with respect to the interpretation and implications of the foregoing ratings. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing and liquidity of the Existing Senior Notes or Exchange Senior Notes in the secondary market.

Incorporation of Certain Documents by Reference

The following documents that have been filed by Perpetual with the securities regulatory authorities of certain Canadian provinces are incorporated into this Note Exchange Proposal by reference. They disclose important information that each Holder should consider when deciding to accept the Note Exchange Proposal.

(a)	the management information circular of Perpetual dated February 12, 2016 in connection with the annual and special meeting of shareholders of Perpetual held on March 24, 2016;

(b)	the annual information form of Perpetual for the year ended December 31, 2015 dated March 2, 2016 (the “AIF”);

(c)	the audited annual consolidated financial statements of Perpetual and the notes thereto for the years ended December 31, 2015 and 2014, together with the auditors’ reports thereon;

(d)	the management’s discussion and analysis of the financial condition and results of operations of Perpetual for the year ended December 31, 2015 and 2014;

(e)	the interim unaudited consolidated financial statements of Perpetual and the notes thereto for the three and nine month periods ended September 30, 2016 and 2015;

(f)	the management’s discussion and analysis of the financial condition and results of operations of Perpetual for the three and nine month periods ended September 30, 2016 and 2015;

(g)

the material change report dated and filed on April 22, 2016 relating to the swap of the Existing Senior Notes pursuant to Perpetual’s securities swap proposal and a new margin loan and credit facility arrangement;

(h)	the material change report dated and filed on May 6, 2016 relating to the swap of the Existing Senior Notes pursuant to Perpetual’s securities swap proposal;

(i)

the material change report dated and filed on June 3, 2016 relating to (i) disposition of Perpeual’s 30 percent partnership interest in Warwick Gas Storage LP and (ii) the swap of the Existing Senior Notes pursuant to Perpetual’s securities swap proposal;

(j)

the material change report dated and filed on October 4, 2016 relating to (i) the strategic disposition of a large percentage of Perpetual’s high liability mature shallow gas properties in east central and northeast Alberta and (ii) the refinancing of Perpetual’s financial arrangement secured by 1 million of Perpetual’s 1.85 million common shares of Tourmaline Oil Corp.; and

(k)	the press release dated December 8, 2016 entitled “Perpetual Announces 2017 Capital Spending and Production Guidance”.

All documents of the types referred to above, any material change report (excluding confidential material change reports) filed by Perpetual with securities commissions or similar regulatory authorities in Canada and any press release of Perpetual disclosing material information about Perpetual on or subsequent to the date hereof and before the Expiry Date will be deemed to be incorporated by reference into this Note Exchange Proposal.

If information in this Note Exchange Proposal differs from information in the incorporated documents, the information herein will take precedence. However, information filed with the securities regulatory authorities of Canadian provinces in the future by Perpetual will automatically update and supersede the information herein.

A Holder may request a free copy of these filings and any other documents incorporated by reference herein by contacting Scotia, Kingsdale Shareholder Services or Computershare Investor Services Inc. using the information provided on the back cover. Alternatively, documents filed by Perpetual are available electronically on SEDAR at www.sedar.com. Holders are encouraged to review these filings prior to making a decision on whether to accept the Note Exchange Proposal. See also “Risk Factors” for additional documents incorporated by reference herein.

Risk Factors

For the purposes of this section, the Existing Senior Notes and the Exchange Senior Notes are together referred to as the “Notes” and the Existing Indenture and the New Indenture are together referred to as the “Indenture”.

An investment in Notes involves certain risks, not all of which are described in this document. Holders of Notes should also carefully consider the risks described under “Risk Factors” and “Forward-Looking Information and Statements” in the AIF, any current annual or interim financial statements and associated management’s discussion and analysis of Perpetual and any other documents incorporated by reference herein (which risk factors are incorporated by reference herein), as well as the other information contained herein before deciding to accept the Note Exchange Proposal. Holders of Notes are also reminded to carefully consider the risks described under “Risk Factors” contained in the respective offering memorandums used in connection with the issuance of the Existing Senior Notes, which sections are also incorporated by reference herein, before deciding to accept the Note Exchange Proposal.

The Note Exchange Proposal will reduce the liquidity of the Existing Senior Notes that are not tendered

There are currently limited trading markets for the Existing Senior Notes. The Existing Senior Notes are not traded on any national securities exchange or automated quotation system. Perpetual understands that from time to time a small number of brokers and dealers have made a market in the Existing Senior Notes as a service for their clients. The trading market for unexchanged Existing Senior Notes could become even more limited or nonexistent due to the reduction in the amount of such Existing Senior Notes outstanding upon the completion of the Note Exchange Proposal. If a market for Existing Senior Notes exists or develops following completion of the Note Exchange Proposal, such notes will likely trade at a discount to the price at which the Existing Senior Notes would trade if the Note Exchange Proposal was not completed.

Indebtedness of Perpetual

The ability of Perpetual to make certain payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing any indebtedness of Perpetual. The degree to which Perpetual is leveraged could have important consequences, including: (i) Perpetual’s ability to obtain additional financing for working capital, capital expenditures, or acquisitions may be limited; (ii) all or part of Perpetual’s cash flow from operations may be dedicated to the payment of the principal of and interest on Perpetual’s indebtedness, thereby reducing funds available for operations; and (iii) certain of Perpetual’s borrowings will be at variable rates of interest, which exposes Perpetual to the risk of increased interest rates. These factors may adversely affect Perpetual’s cash flow.

In addition to the other instruments governing any indebtedness of Perpetual, the Indenture contains numerous restrictive covenants that limit the discretion of Perpetual with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of Perpetual to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets. In addition, such instruments contain a number of financial covenants that require Perpetual to meet certain financial ratios and financial condition tests. A failure to comply with the obligations of such debt instruments could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness and there can be no assurance that the assets of Perpetual would be sufficient to repay in full that indebtedness or the Notes.

Ability to make payment

The ability of Perpetual to make scheduled payments on or refinance its debt obligations, including the Notes, depends on Perpetual’s financial condition and operating performance, which are subject to a number of factors beyond Perpetual’s control. Perpetual may be unable to maintain a level of cash flows from operating activities sufficient to permit Perpetual to pay the principal, premium, if any, and interest on its indebtedness, including the Notes.

If Perpetual’s cash flows and capital resources are insufficient to fund its debt service obligations, Perpetual could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including the Notes. Perpetual may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow Perpetual to meet its scheduled debt service obligations.

Perpetual’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect Perpetual’s business, results of operations, financial condition and its ability to satisfy its obligations under the Notes.

There are risks relating to the unsecured nature of the Notes

The Notes will be direct senior unsecured obligations of Perpetual and will rank pari passu in right of payment (except as to sinking funds and as to claims preferred by operation of law) with all other existing and future senior unsecured indebtedness of Perpetual. The Notes will be effectively subordinated to all existing and future secured indebtedness of Perpetual to the extent of the assets securing such indebtedness. If Perpetual is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of the Notes. In that event, a holder of Notes may not be able to recover any principal or interest due to it under the Notes.

Market value of the Notes will fluctuate as prevailing interest rates change

Prevailing interest rates will affect the market value of the Notes, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Notes, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Lack of a trading market for the Notes

There is no market through which the Notes may be sold and purchasers may not be able to resell Notes. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

If the Notes are traded, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, Perpetual’s performance and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Notes. To the extent that an active trading market for the Notes does not develop, the liquidity and trading prices for the Notes may be adversely affected.

No assurance future financing will be available

If financing is available through the sale of debt, equity or capital properties, the terms of such financing may not be favourable to Perpetual. The Indenture contains restrictions on the ability of Perpetual to raise capital through issuing or incurring additional debt. Failure to raise capital when required could have a material adverse effect on Perpetual’s business, financial condition and results of operations.

Credit ratings may not reflect all risks of an investment in the Notes and may change

Credit ratings may not reflect all risks associated with an investment in the Notes. Any credit ratings applied to the Notes are an assessment of Perpetual’s ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Notes. The credit ratings, however, may not reflect the potential impact on the value of the Notes of risks related to structure, market or other factors discussed in this document or the documents incorporated by reference herein. Perpetual is under no obligation to maintain any credit rating with credit rating agencies and there is no assurance that any credit rating assigned to the Notes will remain in effect for any given period of time or that any rating will not be lowered to a rating of selective default or default or withdrawn entirely by the relevant rating agency. A lowering, withdrawal or failure to maintain any credit ratings applied to the Notes may have an adverse effect on the market price or value and the liquidity of the Notes.

Forward-Looking Information

Certain statements contained under the heading “Reasons for and Benefits of the Note Exchange Proposal”, in addition to certain statements contained elsewhere in this document or incorporated by reference herein, contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “plans”, “expects”, “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this Note Exchange Proposal includes, but is not limited to, statements relating to the following items: expectations relating to the Note Exchange Proposal and information concerning Perpetual’s intention to sell or monetize all or a portion of the 1.85 million common shares of Tourmaline Oil Corp. and the intended use of proceeds of such sale or monetization; the methods of repaying the 2018 Senior Notes; the satisfaction or waiver of the conditions to consummate the Note Exchange Proposal; the benefits of the Note Exchange Proposal, the results, effects and timing of the Note Exchange Proposal including, but not limited to, the Expiry Date; expectations regarding Perpetual’s plans for any debt management; and the tax treatment of Noteholders. Although Perpetual believes that the expectations reflected in such forward-looking information are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking information, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Note Exchange Proposal or the completion of the Note Exchange Proposal to differ materially from any future results, performance or achievements expressed or implied by such forward-looking information include, among other things, that the conditions of the Note Exchange Proposal may not be satisfied or waived by Perpetual at the expiry of the Note Exchange Proposal, uncertainties as to the impact of the completion of the Note Exchange Proposal, financial leverage for additional funding requirements, capital requirements for growth, interest rates, dependence on skilled staff, credit risk, liquidity risk and changes in capital or securities markets. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of Perpetual’s forward-looking information. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond Perpetual’s ability to control or estimate precisely. Consequently, there can be no assurance that the actual results or developments anticipated by Perpetual will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, Perpetual, its future results and performance. Forward-looking information in this Note Exchange Proposal is based on Perpetual’s beliefs and opinions at the time the information is given, and there should be no expectation that this forward-looking information will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and Perpetual disavows and disclaims any obligation to do so except as required by applicable Law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Perpetual.

Additional Details

All dollar amounts set forth in this Note Exchange Proposal are expressed in Canadian dollars and “$” shall mean Canadian dollars.

The Note Exchange Proposal and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Note Exchange Proposal unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Existing Senior Notes and accompanying documents deposited pursuant to the Note Exchange Proposal will be determined by Perpetual in its sole discretion. Noteholders agree that such determination shall be final and binding. Perpetual reserves the absolute right to reject any and all deposits which Perpetual determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Perpetual reserves the absolute right to waive any defect or irregularity in any deposit of any Existing Senior Notes and accompanying documents. There shall be no duty or obligation on Perpetual or the depositary or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. Perpetual’s interpretation of the terms and conditions of the Note Exchange Proposal shall be final and binding. Perpetual reserves the right to permit the Note Exchange Proposal to be accepted in a manner other than that set out above.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF PERPETUAL AS TO WHETHER A HOLDER SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING EXISTING SENIOR NOTES PURSUANT TO THE NOTE EXCHANGE PROPOSAL OTHER THAN AS SET FORTH IN THIS NOTE EXCHANGE PROPOSAL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE NOTE EXCHANGE PROPOSAL OTHER THAN AS SET FORTH IN THIS NOTE EXCHANGE PROPOSAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PERPETUAL.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such Note Exchange Proposal or solicitation is unlawful. The Note Exchange Proposal is not being made to, nor will deposits be accepted from or on behalf of, Holders in any jurisdiction in which the making or acceptance of the Note Exchange Proposal would not be in compliance with the laws of such jurisdiction.

Dated at Calgary, Alberta this 12th day of December, 2016.

PERPETUAL ENERGY INC.

By:	Signed “Susan L. Riddell Rose”
Susan L. Riddell Rose
President and Chief Executive Officer

Questions concerning the Note Exchange Proposal or requests for additional copies of this Note Exchange Proposal or other related documents should be directed to Scotia Capital Inc, as the Sole Dealer Manager and Solicitation Agent, Kingsdale Shareholder Services, as the Information Agent and Computershare Investor Services Inc, as the Depositary for the Note Exchange Proposal using the information provided below:

Scotia Capital Inc.

40 King Street West

68th Floor

Toronto, Ontario M5H 1H1

Attention: Michael Lay, Managing Director & Head of Syndication

Tel: (416) 863-7267 Toll Free: 1 (888) 776-3666 E-mail: michael.lay@scotiabank.com

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone: 1-855-682-2031

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Computershare Investor Services Inc.

By Regular Mail:	By Hand, Courier or Registered Mail
Computershare Investor Services Inc. P.O. Box 702, 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
Toll Free: 1-800-564-6253 E-Mail: corporateactions@computershare.com

This Letter of Transmittal outlines the definitive terms and conditions under which beneficial holders (“Noteholders”) of the 8.75% senior unsecured notes due March 15, 2018 (the “2018 Senior Notes”) and the 8.75% senior unsecured notes due July 23, 2019 (the “2019 Senior Notes” and together with the 2018 Senior Notes, the “Existing Senior Notes”) of Perpetual Energy Inc. (“Perpetual”) may tender their Existing Senior Notes through CDS Clearing and Depository Services Inc.’s (“CDS”) online tendering system (“CDSX”) to Computershare Investor Services Inc. (the “Depositary”) for acceptance of the exchange of the Existing Senior Notes into new 8.75% senior unsecured notes of Perpetual due December 23, 2021 (the “Exchange Senior Notes”) having an increased annual interest rate for the first year the Exchange Senior Notes are outstanding (the “Note Exchange Proposal”). In order to tender such Existing Senior Notes, a Noteholder must direct its investment dealer, broker or other nominee to accept the Note Exchange Proposal in the manner required by such party.

Noteholders who have deposited their Existing Senior Notes to the account of the Depositary (the “Depositary’s Account”) held with CDS are deemed to have completed this Letter of Transmittal which will further be deemed to be completed by CDS on behalf of such Noteholders.

The terms, conditions and definitions used in the Note Exchange Proposal letter of Perpetual dated December 12, 2016 (the “Letter”) are incorporated by reference into this Letter of Transmittal. Capitalized terms used and not defined herein have the meanings given to them in the Letter.

LETTER OF TRANSMITTAL

in respect of the Note Exchange Proposal by Perpetual to

exchange each $1,000 principal amount of Existing Senior Notes for

$1,000 principal amount of Exchange Senior Notes

THE NOTE EXCHANGE PROPOSAL WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON DECEMBER 23, 2016 (THE “EFFECTIVE TIME”) UNLESS THE NOTE EXCHANGE PROPOSAL IS EXTENDED, VARIED OR WITHDRAWN (THE “EXPIRY DATE”).

This Letter of Transmittal is for use by registered holders of the Existing Senior Notes in connection with the Note Exchange Proposal.

Noteholders are referred to the Letter including the documents incorporated by reference therein. You are encouraged to carefully review the Letter in its entirety. By depositing his, her or its Existing Senior Notes to the Depositary’s Account with CDS through the Noteholder’s CDS participant, a Noteholder is deemed to have completed, authorized and executed this Letter of Transmittal and to consent to the matters contained herein.

The Depositary, Kingsdale Shareholder Services as information agent, and Scotia Capital Inc., as sole dealer manager and solicitation agent (the “Dealer Manager”) (the contact information for each are located on the back page of this Letter of Transmittal) can be contacted with any questions concerning the Note Exchange Proposal or requests for additional copies of the Letter or this Letter of Transmittal or other related documents.

TO: PERPETUAL ENERGY INC.
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as depositary

The undersigned registered holder of the Existing Senior Notes hereby irrevocably deposits the Existing Senior Notes held by the undersigned.

Certificate Number(s)	Name in Which Registered	Number of Deposited Senior Notes
Book Entry	CDS & Co.

Noteholders that have validly deposited and delivered Existing Senior Notes through CDSX to the Depositary’s account with CDS (the “Deposited Senior Notes”), irrevocably accept the Note Exchange Proposal for such Deposited Senior Notes upon the terms and conditions contained in the Letter outlining the Note Exchange Proposal and this Letter of Transmittal and hereby assign all right, title and interest therein to Perpetual.

2

The undersigned, as the registered holder of the Existing Senior Notes, on behalf of each beneficial owner of Deposited Senior Notes:

1.	acknowledges receipt of the Letter and the making of the Note Exchange Proposal;

2.

on and subject to the terms and conditions of the Note Exchange Proposal, deposits and sells, assigns and transfers to Perpetual all right, title and interest in and to the Deposited Senior Notes, including any and all rights and benefits arising from the Deposited Senior Notes and any rights and benefits under the Existing Indenture, effective from the Effective Time, unless the Note Exchange Proposal is withdrawn by Perpetual;

3.

represents and warrants that (i) the Noteholder’s CDS participant has full power and authority to deposit, sell, assign and deposit the Deposited Senior Notes on its behalf, (ii) the Noteholder beneficially owns the Deposited Senior Notes being deposited through its CDS participant free and clear of any hypothecs, mortgages, liens, charges, restrictions, security interests, claims, pledges, equitable interests and encumbrances of any nature or kind whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of the Deposited Senior Notes to any other person, (iii) the deposit of the Deposited Senior Notes complies with applicable securities laws, and (iv) if and when the Deposited Senior Notes are taken up by Perpetual, Perpetual will acquire good title thereto, free and clear of hypothecs, mortgages, liens, charges, restrictions, security interests, claims, pledges, equitable interests and encumbrances of any nature or kind whatsoever;

4.

directs Perpetual and the Depositary, upon Perpetual taking up the Deposited Senior Notes, to exchange the Deposited Senior Notes validly deposited pursuant to the Note Exchange Proposal before the Effective Time for the issuance of the Exchange Senior Notes to CDS for the account of the Noteholder’s CDS participant;

5.	waives any right to receive notice of take up of the Deposited Senior Notes;

6.

irrevocably constitutes and appoints Perpetual, and any other persons designated by Perpetual in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Noteholder with respect to the Deposited Senior Notes deposited herewith and taken up by Perpetual, effective from and after the Effective Time, with full power of substitution, in the name of and on behalf of CDS and the Noteholder with respect to the Deposited Senior Notes (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)	to register or record the transfer and/or cancellation of such Deposited Senior Notes on the appropriate registers (as applicable);

(b)

to exercise any and all rights in respect of the Deposited Senior Notes, including, without limitation, to vote any or all Deposited Senior Notes, to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Perpetual in respect of any or all Deposited Senior Notes, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any person or persons as the proxy of CDS, on behalf of the Noteholder in respect of the Deposited Senior Notes, for all purposes including, without limitation, in connection with any meeting or meetings or resolutions of Noteholders; and

(c)	to exercise any other rights of a holder of Deposited Senior Notes;

7.

covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable in connection with the foregoing or the Note Exchange Proposal in order to complete the exchange, sale, assignment and transfer of the Deposited Senior Notes;

3

8.

acknowledges that all authority conferred or agreed to be conferred by CDS and by the Noteholder in respect of the Deposited Senior Notes is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of CDS, and of the Noteholder, and that all obligations of CDS and the Noteholder in respect of the Deposited Senior Notes herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of CDS and of the Noteholder in respect of the Deposited Senior Notes;

9.

shall be deemed to have agreed and acknowledged that (i) all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Deposited Senior Notes, will be determined by Perpetual, in its sole discretion, which determination will be final and binding on all parties, (ii) Perpetual reserves the absolute right to reject any or all deposits of Deposited Senior Notes determined by it in its sole discretion not to be in proper form nor completed in accordance with the instructions set forth in the Letter and in this Letter of Transmittal or the acceptance for exchange of, or exchange for, which may, in the opinion of Perpetual’s counsel, be unlawful under the laws of any jurisdiction, (iii) Perpetual reserves the absolute right to waive any of the conditions of the Note Exchange Proposal or any defect or irregularity in any deposit of Deposited Senior Notes, (iv) no deposit of Deposited Senior Notes will be deemed to be properly made until all defects and irregularities have been cured or waived, (v) none of Perpetual, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice, and (vi) Perpetual’s interpretation of the terms and conditions of the Note Exchange Proposal (including this Letter of Transmittal) will be final and binding on all parties; and

10.

acknowledges that the Dealer Manager will receive a solicitation fee of $7.50 for every $1,000 principal amount of Existing Senior Notes exchanged by Noteholders resident in Canada pursuant to the Note Exchange Proposal and retail brokers will receive a participation fee of $2.50 for every $1,000 principal amount of Existing Senior Notes validly tendered by Noteholders resident in Canada on or prior to the Effective Time provided the following information is provided:

RETAIL BROKER PARTICIPATING IN THE NOTE EXCHANGE PROPOSAL

The undersigned represents that the retail broker who participated in the Note Exchange Proposal and obtained this deposit is: (please print or type)

Firm	Registered Representative	Telephone Number

  ☐  CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED.

Please send any participation fee requests to the Depositary by email at offersolicitation@computershare.com no later than 30 Business Days after the Expiry Date.

CDS & CO.

Per:
Authorized Signing Officer

Dated:                                 , 201__

The Sole Dealer Manager and Solicitation Agent for the Note Exchange Proposal is:

Scotia Capital Inc.

40 King Street West

68th Floor

Toronto, Ontario M5H 1H1

Attention: Michael Lay, Managing Director & Head of Syndication

Tel: (416) 863-7257 Toll Free: 1 (888) 776-3666 E-mail: michael.lay@scotiabank.com

The Information Agent for the Note Exchange Proposal is:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone: 1-855-682-2031

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Depositary for the Note Exchange Proposal is:

Computershare Investor Services Inc.

By Regular Mail:	By Hand, Courier or Registered Mail
Computershare Investor Services Inc. P.O. Box 7021, 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions
Toll Free: 1-800-564-6253 E-Mail: corporateactions@computershare.com

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Perpetual Energy Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Perpetual Energy Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 12, 2016.

PERPETUAL ENERGY INC.

By:	/s/ Susan L. Riddell Rose
Name: Title:	Susan L. Riddell Rose President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
2.1	Management information circular, dated February 12, 2016, in connection with the annual and special meeting of shareholders of Perpetual held on March 24, 2016
2.2	Annual information form for the year ended December 31, 2015
2.3	Audited annual consolidated financial statements and the notes thereto for the years ended December 31, 2015 and 2014, together with the auditors’ reports thereon
2.4	Management’s discussion and analysis of the financial condition and results of operations for the year ended December 31, 2015 and 2014
2.5	Interim unaudited consolidated financial statements and the notes thereto for the three and nine month periods ended September 30, 2016 and 2015
2.6	Management’s discussion and analysis of the financial condition and results of operations for the three and nine month periods ended September 30, 2016 and 2015
2.7	Material change report, dated May 6, 2016
2.8	Material change report, dated June 3, 2016
2.9	Material change report, dated October 4, 2016
2.10	Material change report, dated April 22, 2016
2.11	Risk Factors
2.12	Risk Factors
2.13	Press release, dated December 8, 2016